Exhibit 99.1

ZTO Reports Second Quarter 2017 Unaudited Financial Results

Shanghai, August 22, 2017 — ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading and fast-growing express delivery company in China, today announced its unaudited financial results for the second quarter ended June 30, 20171.

Second Quarter 2017 Financial Highlights

•            Revenues were RMB2,971.4 million (US$438.3 million), an increase of 29.9% from the same period of 2016.

•            Gross profit was RMB1,123.9 million (US$165.8 million), an increase of 35.8% from RMB827.8 million in the same period of 2016.

•            Net income was RMB716.9 million (US$105.8 million), an increase of 68.4% from RMB425.8 million in the same period of 2016.

•            Adjusted EBITDA2 was RMB1,104.6 million (US$162.9 million), an increase of 46.6% from RMB753.7 million in the same period of 2016.

•            Adjusted net income3 was RMB730.4 million (US$107.7 million), an increase of 43.5% from RMB509.2 million in the same period of 2016.

•            Basic and diluted earnings per American depositary share (“ADS”4) were RMB1.00 (US$0.15), an increase of 66.7% from RMB0.60 in the same period of 2016.

•            Net cash provided by operating activities was RMB903.2 million (US$133.2 million), compared with RMB278.5 million in the same period of 2016.

Second Quarter 2017 Operational Highlights

•            Parcel volume in the second quarter of 2017 was 1,493 million, an increase of 37.6% from 1,085 million in the same period of 2016.

•            Number of pickup/delivery outlets was approximately 28,000 as of June 30, 2017.

•            Number of network partners was over 9,300, which included over 3,700 direct network partners and over 5,600 indirect network partners as of June 30, 2017.

•            Number of line-haul vehicles was over 4,380 as of June 30, 2017, which included around 3,190 self-owned vehicles and around 1,190 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.

•            Number of self-owned trucks increased to around 3,190 as of June 30, 2017 from 3,000 as of March 31, 2017. Among the self-owned trucks, over 1,260 were high capacity 15-17 meter long models as of June 30, 2017, compared to over 1,200 as of March 31, 2017.

•            Number of line-haul routes between sorting hubs was over 1,780 as of June 30, 2017.

•            Number of sorting hubs was 77 as of June 30, 2017, among which 71 are operated by the Company and 6 by the Company’s network partners.

(1)  An investor relations presentation accompanies this earnings release and can be found at ir.zto.com

(2)   Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude (i) shared-based compensation expense; and (ii) gain on deemed disposal of equity method investments.

(3)  Adjusted net income is a non-GAAP financial measure, which is defined as net income before (i) share-based compensation expense and (ii) gain on deemed disposal of equity method investments.

(4)  One ADS represents one Class A ordinary share.

“Our business continued to gain growth momentum with parcel volume growth again exceeding the industry average,” commented Mr. Meisong Lai, founder and Chief Executive Officer. “Our parcel volume grew by 37.6% year-over-year during the quarter, well above the increase of 30.7% for the industry overall during the same period. Our market share continued to expand as well, underlining just how effective our strategy of balancing growth with service quality and profitability is in strengthening our industry-leading position and aligning the interest of our network partners with ZTO. We continued to optimize parcel mix during the quarter by focusing more on more profitable parcels to improve efficiency and lower unit cost. This resulted in lower average revenue per parcel as parcel weight fell, but our margins continued to expand thanks to our economies of scale and the various cost cutting measures we have been implementing, all without affecting the high quality service we are known for. According to data published by the PRC State Post Bureau, ZTO once again received one of the highest scores for customer satisfaction among the major express delivery companies in China during the quarter. We are increasingly benefiting from our economies of scale and lower unit operating costs. We continue to strengthen our cost leadership position by improving operational efficiency with more automated sorting equipment, putting more of our self-owned fleet on the road instead of outsourced transportation, and increasing the use of digital waybills. These measures contributed to a decrease in cost of revenue per parcel to RMB1.24 during the quarter from RMB1.34 in the same period last year.”

“Our financial performance during the quarter demonstrates how we are benefiting from larger economies of scale and our cost cutting measures,” commented Mr. James Guo, Chief Financial Officer of ZTO. “This is especially evident with the expansion of our margins. Our gross margin, operating margin, net margin and non-GAAP net margin expanded to 37.8%, 31.0%, 24.1% and 24.6%, respectively, compared to 36.2%, 26.3%, 18.6% and 22.3%, respectively, during the same period last year.”

Second Quarter 2017 Financial Results

	Three Months Ended June 30,					Six Months Ended June 30,
	2016		2017			2016		2017
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	2,188,817	95.7	2,837,699	418,583	95.5	4,083,407	96.2	5,348,367	788,926	95.7
Sale of accessories	97,812	4.3	133,735	19,727	4.5	161,770	3.8	237,661	35,057	4.3
Total revenues	2,286,629	100.0	2,971,434	438,310	100.0	4,245,177	100.0	5,586,028	823,983	100.0

Revenues were RMB2,971.4 million (US$438.3 million), an increase of 29.9% from RMB2,286.6 million in the same period of 2016. The increase was mainly driven by an increase in parcel volume as a result of overall market growth and an increase in the Company’s market share in terms of parcel volume. The Company’s parcel volume grew to 1,493 million during the second quarter of 2017, an increase of 37.6% from 1,085 million in the same period of 2016.

	Three Months Ended June 30,					Six Months Ended June 30,
	2016		2017			2016		2017
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	822,625	36.0	1,062,504	156,728	35.8	1,604,216	37.8	2,182,592	321,950	39.1
Sorting hub cost	452,652	19.8	527,868	77,865	17.8	885,363	20.9	1,084,054	159,906	19.4
Cost of accessories sold	72,149	3.1	83,685	12,344	2.8	118,540	2.8	146,134	21,556	2.6
Other costs	111,384	4.9	173,468	25,587	5.8	207,791	4.9	318,690	47,009	5.7
Total cost of revenues	1,458,810	63.8	1,847,525	272,524	62.2	2,815,910	66.4	3,731,470	550,421	66.8

Total cost of revenues were RMB1,847.5 million (US$272.5 million), an increase of 26.6% from RMB1,458.8 million in the same period last year. The increase was primarily a result of increases in line-haul transportation costs, sorting hub operating costs, cost of accessories sold, and other costs, which were partially offset by a decrease in waybill material cost due to the increased use of digital waybills by the Company’s end customers which bear lower costs than paper waybills.

•                  Line haul transportation cost was RMB1,062.5 million (US$156.7 million), an increase of 29.2% from RMB822.6 million in the same period last year. The increase was mainly due to an increase of RMB206.8 million (US$30.5 million) in costs associated with the Company’s self-owned fleet which includes fuel, tolls, drivers’ compensation, depreciation and maintenance expenses, and an increase of RMB62.6 million (US$9.2 million) in outsourced transportation costs. Line haul transportation cost increased at a lower rate than parcel volume as the Company continues to optimize parcel mix by focusing more on profitable parcels. As a percentage of revenues, line haul transportation cost accounted for 35.8%, a decrease from 36.0% in the same period last year, mainly due to (i) economies of scale, (ii) increased use of self-owned, more cost-efficient, higher capacity trailer trucks in place of third-party trucks and outsourced transportation, and (iii) increased truck utilization through optimized route planning and increased back-haul transportation.

•                  Sorting hub operating cost was RMB527.9 million (US$77.9 million), an increase of 16.6% from RMB452.7 million in the same period last year. The increase was mainly due to (i) increased labor costs of RMB22.7 million (US$3.3 million) as a result of an increase in headcount; (ii) an RMB30.7 million (US$4.5 million) increase in depreciation and amortization costs, and (iii) an increase of RMB11.4 million (US$1.7 million) in rental and related utilities costs. As a percentage of revenues, sorting hub operating cost accounted for 17.8%, a decrease from 19.8% in the same period last year, mainly due to economies of scale and improved operating efficiency as a result of the increased use of automation in the Company’s sorting facilities.

•                  Cost of accessories was RMB83.7 million (US$12.3 million), an increase of 16.0% from RMB72.1 million in the same period last year. The increase was in line with growth in the Company’s revenue from the sale of accessories to its network partners, which includes thermal paper for digital waybill printing, portable bar code readers, and ZTO-branded packaging materials and uniforms. As a percentage of revenues, cost of accessories accounted for 2.8%, a decrease from 3.1% in the same period last year.

•                  Other costs were RMB173.5 million (US$25.6 million), an increase of 55.7% from RMB111.4 million in the same period last year, primarily due to an increase in dispatching costs associated with serving enterprise customers, which were partially offset by a decrease in costs associated with the increased use of digital waybills.

Gross Profit was RMB1,123.9 million (US$165.8 million), an increase of 35.8% from RMB827.8 million in the same period last year. Gross margin increased to 37.8% from 36.2% in the same period last year, mainly attributable to the decrease in line-haul transportation cost and sorting hub cost.

Total Operating Expenses were RMB202.6 million (US$29.9 million), a decrease of 10.2% from RMB225.7 million in the same period last year.

•                  Selling, general and administrative expenses were RMB202.7 million (US$29.9 million), a decrease of 7.1% from RMB218.1 million in the same period last year. The decrease was mainly due to a decrease in share-based compensation expenses from RMB83.4 million in the second quarter of 2016 to RMB13.5 million in the second quarter of 2017. The decrease in share-based compensation expenses was partially offset by an increase in other employee compensation expenses including accrual of cost saving incentives and bonuses of RMB49.4 million, and a provision for bad debt expense of RMB7.0 million in the second quarter of 2017. As a percentage of revenue, selling, general and administrative expenses accounted for 6.8%, compared to 9.5% during the same period last year, primarily due to reduced share-based compensation expenses and higher operating leverage.

Income from operations was RMB921.3 million (US$135.9 million), an increase of 53.0% from RMB602.1 million in the same period last year. Operating margin increased to 31.0% from 26.3% in the same period last year, primarily due to increases in economies of scale and continuous improvement in operating efficiency.

Interest income was RMB39.6 million (US$5.8 million), compared with RMB11.8 million in the same period in 2016, primarily due to the increased amount of cash and bank deposits available for investment since the Company’s initial public offering in October 2016.

Interest expense was RMB5.0 million (US$0.7 million), compared with RMB4.7 million in the same period in 2016.

Foreign currency exchange loss, before tax was RMB2.9 million (US$0.4 million), which was mainly due to the depreciation of the U.S. dollar against the Chinese Renminbi.

Net income was RMB716.9 million (US$105.8 million), compared with RMB425.8 million in the same period last year.

Basic and diluted earnings per ADS were RMB1.00 (US$0.15), compared with basic and diluted earnings per ADS of RMB0.60 in the same period last year.

Adjusted net income was RMB730.4 million (US$107.7 million), compared with adjusted net income of RMB509.2 million during the same quarter last year.

EBITDA was RMB1,091.1million (US$160.9 million), compared with RMB670.3 million in the same period last year.

Adjusted EBITDA was RMB1,104.6million (US$162.9 million), compared to RMB753.7 million in the same period last year.

Net cash provided by operating activities was RMB903.2million (US$133.2million), compared with 278.5 million in the same period last year, mainly attributable to growth in net income and increased deposits for last-mile delivery fees.

Business Outlook

Based on current market conditions and current operations, revenues for the third quarter of 2017 is expected to be in the range of RMB2.9 billion (US$427.8 million) to RMB3.0 billion (US$442.5 million), representing a 23.2 % to 27.5% increase from the same period of 2016. This represents management’s current and preliminary view, which is subject to change.

Company Share Purchase

On May 21, 2017, the Company announced a new share repurchase program whereby ZTO is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$300 million during the 12-month period thereafter. As of June 30, 2017, the Company has purchased an aggregate of 2,623,414 ADSs at an average purchase price of US$14.33.

The Company believes that the share repurchase program represents ZTO’s confidence in its cash flow and the long-term outlook for the express delivery industry in China. ZTO’s fast-growing strategy, asset-light business model and solid operations allow the Company to generate strong cash flow. The Company believes that the share repurchase program is consistent with the goal of increasing shareholders’ value.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.7793 to US$1.00, the noon buying rate on June 30, 2017 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net income, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA and adjusted net income help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA and adjusted net income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 9:00 PM U.S. Eastern Time on Tuesday, August 22, 2017 (9:00 AM Beijing Time on August 23, 2017).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
China:	4001-206115
International:	1-412-317-6061
Passcode:	6665002

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 29, 2017:

United States:	1-877-344-7529

International:	1-412-317-0088

Passcode:	10111460

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter of 2017 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended June 30,			Six Months Ended June 30,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Revenues	2,286,629	2,971,434	438,310	4,245,177	5,586,028	823,983
Cost of revenues	(1,458,810)	(1,847,525)	(272,524)	(2,815,910)	(3,731,470)	(550,421)
Gross profit	827,819	1,123,909	165,786	1,429,267	1,854,558	273,562
Operating income (expenses):
Selling, general and administrative	(218,097)	(202,664)	(29,895)	(380,728)	(364,638)	(53,787)
Other operating income, net	(7,617)	18	3	8,023	88,057	12,989
Total operating expenses	(225,714)	(202,646)	(29,892)	(372,705)	(276,581)	(40,798)
Income from operations	602,105	921,263	135,894	1,056,562	1,577,977	232,764
Other income (expenses):
Interest income	11,754	39,573	5,837	20,811	68,197	10,060
Interest expense	(4,742)	(5,029)	(742)	(8,386)	(10,737)	(1,584)
Gain on deemed disposal of equity method investments	—	—	—	9,551	—	—
Foreign currency exchange loss, before tax	—	(2,872)	(424)	—	(5,844)	(862)
Income before income tax, and share of loss in equity method investments	609,117	952,935	140,565	1,078,538	1,629,593	240,378
Income tax expense	(171,954)	(233,323)	(34,417)	(293,972)	(399,932)	(58,993)
Share of loss in equity method investments	(11,361)	(2,689)	(397)	(19,950)	(9,868)	(1,456)
Net income	425,802	716,923	105,751	764,616	1,219,793	179,929
Net loss (income) attributable to noncontrolling interests	2,017	(88)	(13)	1,978	593	87
Net income attributable to ZTO Express (Cayman) Inc.	427,819	716,835	105,738	766,594	1,220,386	180,016
Change in redemption value of convertible redeemable preferred shares	(41,048)	—	—	(79,723)	—	—
Net income attributable to ordinary shareholders	386,771	716,835	105,738	686,871	1,220,386	180,016
Net earnings per share/ADS attributable to ordinary shareholders
Basic	0.60	1.00	0.15	1.07	1.69	0.25
Diluted	0.60	1.00	0.15	1.07	1.69	0.25
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	613,976,791	719,716,569	719,716,569	613,901,657	720,138,244	720,138,244
Diluted	613,976,791	719,908,261	719,908,261	613,901,657	720,614,499	720,614,499
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	32,911	(144,409)	(21,301)	25,829	(233,422)	(34,432)
Comprehensive income	458,713	572,514	84,450	790,445	986,371	145,497
Comprehensive loss (income) attributable to noncontrolling interests	2,017	(88)	(13)	1,978	593	87
Comprehensive income attributable to ZTO Express (Cayman) Inc.	460,730	572,426	84,437	792,423	986,964	145,584

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31, 2016	June 30, 2017
	RMB	RMB	US$
	(in thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	11,287,789	5,714,086	842,873
Restricted cash	635,366	350,004	51,628
Accounts receivable, net of allowance for doubtful accounts of RMB5,124 and RMB13,726 at December 31, 2016 and June 30, 2017, respectively	197,803	184,466	27,210
Short-term investment	—	5,186,165	765,000
Inventories	33,959	28,677	4,230
Advances to suppliers	646,666	229,909	33,913
Prepayments and other current assets	379,055	552,394	81,482
Amounts due from related parties	5,400	9,900	1,460
Total current assets	13,186,038	12,255,601	1,807,796
Investments in equity investees	537,175	526,987	77,735
Property and equipment, net	4,065,562	5,155,793	760,520
Land use rights, net	1,302,869	1,468,888	216,673
Goodwill	4,157,111	4,157,111	613,207
Deferred tax assets	109,030	190,296	28,070
Other non-current assets	45,953	42,953	6,336
TOTAL ASSETS	23,403,738	23,797,629	3,510,337
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	450,000	250,000	36,877
Accounts payable	636,422	491,921	72,562
Advances from customers	229,724	187,842	27,708
Income tax payable	418,310	329,352	48,582
Amounts due to related parties	131,425	151,951	22,414
Other current liabilities	1,656,590	1,687,661	248,944
Total current liabilities	3,522,471	3,098,727	457,087
Deferred tax liabilities	130,520	129,050	19,036
Other non-current liabilities	—	75,381	11,119
TOTAL LIABILITIES	3,652,991	3,303,158	487,242

	As of
	December 31, 2016	June 30, 2017
	RMB	RMB	US$

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 731,406,440 shares issued and 720,564,604 shares outstanding as of December 31, 2016, and 717,941,190 shares outstanding as of June 30, 2017)	471	471	69
Additional paid-in capital	15,940,206	15,953,949	2,353,333
Treasury shares, at cost	—	(256,390)	(37,820)
Retained earnings	3,509,707	4,730,093	697,726
Accumulated other comprehensive (loss) income	294,649	61,227	9,031
ZTO Express (Cayman) Inc. shareholders’ equity	19,745,033	20,489,350	3,022,339
Noncontrolling interests	5,714	5,121	756
Total Equity	19,750,747	20,494,471	3,023,095
TOTAL LIABILITIES AND EQUITY	23,403,738	23,797,629	3,510,337

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended June 30,			Six Months Ended June 30,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	278,480	903,248	133,237	542,060	1,234,756	182,138
Net cash used in investing activities[5]	(462,792)	(1,137,348)	(167,767)	(1,108,727)	(6,443,242)	(950,429)
Net cash provided by financing activities	—	(706,390)	(104,199)	98,000	(456,390)	(67,322)
Effect of exchange rate changes on cash and cash equivalents	25,556	(70,009)	(10,327)	19,685	(194,189)	(28,644)
Net decrease in cash and cash equivalents	(158,756)	(1,010,499)	(149,056)	(448,982)	(5,859,065)	(864,257)
Cash and cash equivalents at beginning of period[6]	2,428,536	7,074,589	1,043,557	2,718,762	11,923,155	1,758,758
Cash and cash equivalents at end of period[6]	2,269,780	6,064,090	894,501	2,269,780	6,064,090	894,501

(5)         The amount of cash used in investing activities mainly includes purchases of the fixed term bank deposits with an original maturity of six to nine months. For the first and second quarter of 2017, the Company purchased approximately RMB4.8 billion (US$700.0 million) and RMB440.7 million (US$65.0 million) of such deposits.

(6)         In November 2016, the FASB issued ASU No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows (Topic 230) - Restricted Cash. This ASU requires amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The provisions of ASU 2016-18 are effective for reporting periods beginning after December 15, 2017 and are to be applied retrospectively; early adoption is permitted. We elected, as permitted by the standards, to early adopt ASU 2016-18 in the first quarter of 2017. In connection with the adoption of this update, we have reclassified RMB85.4 million and RMB54.9 million of restricted cash from operating activities to the cash, cash equivalents, and restricted cash balance in the three-month and six-month periods ended June 30, 2016, respectively, to be consistent with the 2017 presentation.

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income	425,802	716,923	105,751	764,616	1,219,793	179,929
Add:
Share-based compensation expense	83,366	13,492	1,990	122,000	13,743	2,027
Less:
Gain on deemed disposal of equity method investment	—	—	—	(9,551)	—	—
Adjusted net income	509,168	730,415	107,741	877,065	1,233,536	181,956

Net income	425,802	716,923	105,751	764,616	1,219,793	179,929
Add:
Depreciation	62,453	127,083	18,746	113,461	249,094	36,743
Amortization	5,349	8,702	1,284	10,037	16,297	2,404
Interest expenses	4,742	5,029	742	8,386	10,737	1,584
Income tax expenses	171,954	233,323	34,417	293,972	399,932	58,993
EBITDA	670,300	1,091,060	160,940	1,190,472	1,895,853	279,653

Add:
Share-based compensation expense	83,366	13,492	1,990	122,000	13,743	2,027
Less:
Gain on deemed disposal of equity method investments	—	—	—	(9,551)	—	—
Adjusted EBITDA	753,666	1,104,552	162,930	1,302,921	1,909,596	281,680

For investor and media inquiries, please contact:

ZTO

Ms. Sophie Li

Investor Relations Director

E-mail: ir@zto.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com